Vipshop Holdings Limited 128 Dingxin Road Haizhu District, Guangzhou 510220 People’s Republic of China

February 20, 2024

VIA EDGAR

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vipshop Holdings Limited (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 19, 2023

File No. 001-35454

Dear Ms. Chaudhry, Ms. Brillant, Mr. Nalbantian, and Ms. Beech:

This letter sets forth the Company’s response to the oral comment received on February 6, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 19, 2023 (the “2022 Form 20-F”) and the Company’s correspondences filed with the Commission on September 13, 2023 and December 18, 2023 (the “Prior Correspondences”). The Staff’s comment is repeated below in bold and followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 4

1.

We noted your response to our prior comment #1, and we reissue our comment in part. Please also include your proposed disclosure on page 60 of the Company’s 2022 Form 20-F on Page 143 of the future filings of Form 20-F under “Enforceability of Civil Liabilities,” and disclose the names of relevant directors or officers who are located in mainland China or Hong Kong.

In response to the Staff’s comment, the Company undertakes to include its proposed disclosure on page 60 of the Company’s 2022 Form 20-F on page 143 of the future filings of Form 20-F under “Enforceability of Civil Liabilities,” and disclose the names of relevant directors or officers who are located in mainland China or Hong Kong.

*  *   *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 (20) 2233-0025 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8225 or yuting.wu@skadden.com.

Sincerely yours,

Vipshop Holdings Limited

By:	/s/ Mark Wang
Name: Mark Wang Title: Chief Financial Officer

cc:	Eric Ya Shen, Chairman of the Board of Directors and Chief Executive Officer, Vipshop Holdings Limited

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP